FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 5, 2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes.............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Schedule 11 - Notification of interests of Directors and Connected Persons

1   Name of company:
International Power plc

2   Name of director:
David Whipple Crane

3   Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest: As above

4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As above

5   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
N/A

6   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
N/A

7   Number of shares/amount of stock acquired:
5,000

8   Percentage of issued class:
0.0001

9   Number of shares/amount of stock disposed:
N/A

10  Percentage of issued class:
N/A

11  Class of security:
Ordinary 50 pence

12  Price per share:
155.37p

13  Date of transaction:
5 July 2002

14  Date company informed:
5 July 2002

15  Total holding following this notification:
19,000

16  Total percentage holding of issued class following this notification:
0.0001

If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
N/A

18  Period during which or date on which exercisable:
N/A

19  Total amount paid (if any) for grant of the option:
N/A

20  Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23  Contact name for queries:

1.  Investors (Europe)                  Grant Jones
2.  Media (Europe)                      Aarti Singhal
3.  Investors/Media (United States)     Paul Parshley

24  Contact telephone number:

1.  44-207-320-8619
2.  44-207-320-8681
3.  001-508-922-3124


25  Name of company official responsible for making notification:
Stephen Ramsay - Company Secretary

                                                INTERNATIONAL POWER PLC
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary